
July 21, 2021

Mitchell Levine
Chief Financial Officer
Oncocyte Corporation
15 Cushing
Irvine, California 92618

      Re: OncoCyte Corporation
          Registration Statement on Form S-3
          Filed July 14, 2021
          File No. 333-257905

Dear Mr. Levine:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Nazia J. Khan